UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

INTERNET INITIATIVE JAPAN INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

J24210-10-6
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]   Rule 13d-1(b)

     [   ]    Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. J24210-10-6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Koichi Suzuki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 12,905 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 12,905 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,905 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.25%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.
(a)	Name of Issuer Internet Initiative Japan Inc.
(b)	Address of Issuer’s Principal Executive Offices Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho Chiyoda-ku, Tokyo 101-0051 Japan
Item 2.
(a)	Name of Person Filing Koichi Suzuki
(b)	Address of Principal Business Office or, if none, Residence Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho Chiyoda-ku, Tokyo 101-0051 Japan
(c)	Citizenship Japan
(d) (e)	Title of Class of Securities Common Stock CUSIP Number J24210-10-6

CUSIP NO. J24210-10-6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 12,905 Shares.
(b)	Percent of class: 6.25%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 12,905 Shares.
	(ii)	Shared power to vote or to direct the vote 0 Shares.
	(iii)	Sole power to dispose or to direct the disposition of 12,905 Shares.
	(iv)	Shared power to dispose or to direct the disposition of 0 Shares.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP NO. J24210-10-6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2011
Date
/s/ Koichi Suzuki
Signature
Koichi Suzuki
Name/Title